SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.  )1

The Andina Group, Inc.

(Name of Issuer)

Common Stock, par value $ 0.001

(Title of Class of Securities)

034216101

(CUSIP Number)

FOSTER JENNINGS, INC.

260 Madison Avenue, 8th Floor, New York, New York  10016

(646) 862-1511

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ⁯.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

____________________________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS FOSTER JENNINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,962,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,962,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,962,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON CO

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1	NAME OF REPORTING PERSONS SCOTT HARTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,962,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,962,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,962,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON IN

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1	NAME OF REPORTING PERSONS ANDREW SCHERR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,962,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,962,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,962,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON IN

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Item 1.

Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of The Andina Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 260 Madison Avenue, 8th Floor, New York, New York  10016.

Item 2.

Identity and Background.

(a)

This statement is being filed on behalf of (i) Foster Jennings, Inc., a Delaware corporation (“FJ”), (ii) Scott Hartman and (iii) Andrew Scherr.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

The principal business address of each of Reporting Person is 260 Madison Avenue, 8th Floor, New York, New York  10016.

(c)

The principal business of FJ is financial services.  Scott Hartman is the Chief Executive Officer of FJ and Andrew Scherr is the Chief Financial Officer of FJ.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of Scott Hartman and Andrew Scherr is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

On March 24, 2011, FJ acquired 4,962,500 Shares (the “Control Shares”) from Burke Green, the principal stockholder of the Company (“Green”), for cash consideration of $397,500 pursuant to a Securities Purchase Agreement (the “Green SPA”).  The Control Shares were purchased with working capital in a private transaction.  The working capital to acquire the Control Shares was funded by means of a bridge loan provided to FJ by Pinewood Trading Fund L.P. and F Berdon & Co., LP, accredited investors who are not affiliated with the Reporting Person.  The terms of the bridge loan are further described in Item 6 below.

Item 4.

Purpose of Transaction.

The disclosure set forth in Item 3 is hereby incorporated by reference. The purpose of the transaction was to obtain voting control of the Company in contemplation of a merger or other business combination whereby FJ would become the wholly owned subsidiary of the Company and the shareholders of FJ would become shareholders of the Company.  As of closing of the purchase of the

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Shares, FJ owns approximately 80.7% of the total outstanding shares of the Company’s capital stock and total voting power of the Company’s outstanding voting securities.

Pursuant to the Green SPA, the Company executed an agreement with Green pursuant to which (i) the Company agreed to sell and transfer to Green (or an entity owned and controlled by Green), all of the business assets and liabilities of the Company as they may exist prior to the time of a closing of a business combination involving FJ and the Company (the “Andina Existing Business”), (ii) Green agreed to assume and perform and otherwise pay satisfy and discharge all existing and future liabilities and obligations of the Andina Existing Business and (iii) Green agreed to indemnify and hold harmless the Company, FJ and its control persons, among others, against liabilities arising out of the Andina Existing business, if any, prior to the closing.

Prior to the closing of the acquisition of the Control Shares by FJ, the Board of Directors of the Company consisted of one member, Burke Green. At the closing of the transaction, the Board voted to expand the Board, thereby creating one vacancy, to which Andrew Scherr was appointed.

As a majority stockholder of the Company, in the future FJ may actively pursue proposals which could relate to or would result in the following: (a) the acquisition by any person of additional securities of the Company; (b) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company’s business or corporate structure; (f) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (i) any similar action to those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)-(b)

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 6,416,600 Shares outstanding as of January 25, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 27, 2011.

As of the close of business on March 24, 2011, FJ directly owned 4,692,500 Shares constituting approximately 80.7% of the Shares outstanding.  FJ has the sole power to direct the vote and disposition of such Shares on the date of this statement.

Scott Hartman does not directly own any Shares. However, as the Chief Executive Officer and a Director of FJ he may be deemed to be the beneficial owner of the 4,692,500 Shares owned by FJ constituting approximately 80.7% of the Shares outstanding and may be deemed to have shared power over the voting and disposition of such Shares as a result of having the shared power to make voting and disposition decisions on behalf of FJ with respect to such Shares.

Andrew Scherr does not directly own any Shares. However, as the Chief Financial Officer and a Director of FJ he may be deemed to be the beneficial owner of the 4,692,500 Shares owned by FJ constituting approximately 80.7% of the Shares outstanding and may be deemed to have shared power over the voting and disposition of such Shares as a result of having the shared power to make voting and disposition decisions on behalf of FJ with respect to such Shares.

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(c)

There were no transactions in the Shares by any of the Reporting Persons during the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 24, 2011, FJ acquired the Control Shares from Green for cash consideration of $397,500 pursuant to the Green SPA.  The Control Shares were purchased with working capital in a private transaction.  The working capital to acquire the Control Shares was funded by means of a bridge loan provided to FJ by Pinewood Trading Fund L.P. and F Berdon & Co., LP, accredited investors who are not affiliated with the Reporting Person (the “Lenders”).  The bridge loan is evidenced by two senior secured promissory notes of FJ in the aggregate principal amount of $420,000 (collectively, the “Notes”), which mature upon the earlier of (i) July 15, 2011 or (ii) the occurrence of either a “change of control”, a “qualified financing” or a “reverse merger,” as such terms are described therein.  The Notes are secured by a first priority lien covering all of the assets of FJ, including, without limitation, a pledge of (x) the Control Shares and (y) 1,500 shares of common stock of FJ’s wholly-owned subsidiary Realty Commissions, Inc. (the “Subsidiary”), which constitutes 100% of the outstanding common stock of the Subsidiary.  In addition, the repayment of the Note is guaranteed by the Subsidiary (the “Subsidiary Guarantee”), as well as personal guarantees of Scott Hartman and Andrew Scherr.  The Subsidiary Guarantee is secured by a first priority lien covering all of the assets of the Subsidiary.  In addition, pursuant to a letter agreement and as further consideration for providing the Bridge Loan, the Lenders received an aggregate of 315,000 Shares of the Issuer that were acquired from certain minority shareholders of the Issuer at the time of FJ’s acquisition of the Control Shares, which share amount is subject to upward adjustment in certain circumstances.   Lastly, FJ, the Lenders and New World Merchant Partners, LLC (the “Collateral Agent”) entered into a Collateral Agent Agreement which provides for, inter alia, the orderly administration of the collateral securing the repayment of the Notes and the exercise of voting rights with respect to the Control Shares upon the occurrence and the continuation of an Event of Default as defined in the Notes.

On April 4, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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Item 7.

Material to be Filed as Exhibits.

1.

Securities Purchase Agreement among The Andina Group, Inc., Burke Green and Foster Jennings, Inc., dated as of March 24, 2011, incorporated by reference as Exhibit 10.1 to the Current Report of the Company on Form 8-K filed March 30, 2011 with the Securities and Exchange Commission.

2.

Form of Senior Secured Promissory Note

3.

Form of Personal Guarantee Agreement

4.

Form of Subsidiary Guarantee and Security Agreement

5.

Form of Letter Agreement

6.

Form of Collateral Agent Agreement

7.

Joint Filing Agreement by and among Foster Jennings, Inc., Scott Hartman and Andrew Scherr, dated April 4, 2011.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2011

FOSTER JENNINGS, INC.

By:  /s/ Andrew Scherr

      Andrew Scherr, Chief Financial Officer

/s/ Scott Hartman
SCOTT HARTMAN

/s/ Andrew Scherr
ANDREW SCHERR

Exhibit 2

THIS SECURED PROMISSORY NOTE (THE “NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS, AND HAS BEEN ISSUED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS, INCLUDING, WITHOUT LIMITATION, THE EXEMPTION CONTAINED IN SECTION 4(2) OF THE SECURITIES ACT.  THIS NOTE MAY NOT BE SOLD OR TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT HAS BECOME AND IS THEN EFFECTIVE WITH RESPECT TO SUCH SECURITIES, (2) THIS NOTE IS TRANSFERRED PURSUANT TO RULE 144 PROMULGATED UNDER THE SECURITIES ACT (OR ANY SUCCESSOR RULE), OR (3) THE COMPANY (AS HEREINAFTER DEFINED) HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT, TO THE EFFECT THAT THE PROPOSED SALE OR TRANSFER OF SUCH SECURITIES IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND ALL OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS.

SERIES A 18% SENIOR SECURED NOTE

OF

FOSTER JENNINGS, INC.

$_______,000	March ____, 2011
New York, New York

FOSTER JENNINGS, INC., a Delaware corporation (the “Company”), for value received, hereby promises to pay to_____________________, with an address at _____________________, or registered assigns (the “Holder”), the principal amount of ____________________ THOUSAND UNITED STATES DOLLARS ($______,000.00) on the Maturity Date (as hereinafter defined), and to pay simple interest on the unpaid principal balance hereof at the rate (calculated on the basis of a 360-day year consisting of twelve 30-day months) of 18% per annum from the date hereof until the Maturity Date, in each case subject to Section 6 hereof.  Accrued interest on the unpaid principal balance hereof shall be payable on the Maturity Date, subject to Section 6 hereof.  In no event shall any interest to be paid hereunder exceed the maximum rate permitted by law.  In any such event, this Note shall automatically be deemed amended to permit interest charges at an amount equal to, but no greater than, the maximum rate permitted by law.

This Note was issued by the Company in an offering (the “Offering”) of Series A 18% Senior Secured Notes in the aggregate principal amount of up to $420,000; (collectively, the “Notes”).  In connection with the Offering, each purchaser (collectively, the “Holders”) has executed and delivered a Subscription Agreement (each a “Subscription Agreement” and collectively, the “Subscription Agreements”) to the Company.

The following is a statement of the rights of the Holder and the Holders and the conditions to which the Notes are subject, and to which the Holders, by the acceptance of the Notes, agree:

1.

Certain Definitions.  For the purposes of this Note:

“Affiliate(s)” means, with respect to any given Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agent” means New World Merchant Partners LLC, as agent for the Holders of the Notes pursuant to the Collateral Agent Agreement.

“Andina” means The Andina Group, Inc., a Nevada corporation.

“Business Day” means any day that is not a Saturday, Sunday or a legal holiday in the State of New York.

“Change of Control” means the occurrence of the following: any person (as the term “person” is used in Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended) other than the Company and any Subsidiary, or any employee benefit plan of the Company or any of their respective subsidiaries, becomes the beneficial owner of greater than 50% or more of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors.

“Collateral” means the following property, whether now owned or hereafter acquired:

(1)

Accounts Receivable.  All accounts, chattel paper, contracts, contract rights, accounts receivable, tax refunds, notes receivable, documents, other choses in action and general intangibles, including, but not limited to, proceeds of inventory and returned goods and proceeds from the sale of goods and services, and all rights, liens, securities, guaranties, remedies and privileges related thereto, including the right of stoppage in transit and rights and property of any kind forming the subject matter of any of the foregoing; and

(2)

Deposit Accounts.  All time, savings, demand, certificate of deposit or other accounts deposited with or payable by the Bank in the name of the Company or in which the Company has any right, title or interest, including but not limited to all sums now or at any time hereafter on deposit, and any renewals, extensions or replacements of and all other property which may from time to time be acquired directly or indirectly using the proceeds of any of the foregoing; and

(3)

Inventory and Equipment.  All inventory and equipment of every type or description wherever located, including, but not limited to all raw materials, parts, containers, work in process, finished goods, goods in transit, wares, merchandise furniture, fixtures, hardware, machinery, tools, parts, supplies, automobiles, trucks, other intangible personalty of whatever kind and wherever located associated with the Company’s business, tools and goods returned for credit, repossessed, reclaimed or otherwise reacquired by the Company; and

(4)

Document of Title.  All Documents of Title and other property from time to time received, receivable or otherwise distributed in respect of, exchange or substitution for or addition to any of the foregoing including, but not limited to, any Documents of Title; and

(5)

Other Property.

(a)

All other intangible property;

(b)

All securities;

(c)

All assets of any type or description that may at any             time be assigned or delivered to or come into possession of the Company for any purpose for the account of the Company or as to which the Company may have any right, title,interest or power, and property in the possession or custody of or in transit to anyone for the account of the Company, as well as all proceeds and products thereof and accessions and annexations thereto;

(d)

All know-how, information, permits, patents, copyrights, goodwill, trade marks, trade names, licenses and approvals held by the Company in its Subsidiaries and Affiliates;

(e)

All of the books, records and documents pertaining to any of the foregoing; and

(f)

The Pledged Collateral.

(6)

All proceeds (including but not limited to insurance proceeds) and products of and accessions and annexations to any of the foregoing.

“Collateral Agent Agreement” means the Collateral Agent Agreement, dated as of the Issue Date, among the Agent and the Holders.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Event of Default” shall have the meaning assigned to such term in Section 6.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Family Member” means, with respect to any Person, any parent, spouse, child, brother, sister or any other relative with a relationship (by blood, marriage or adoption) not more remote than first cousin to such Person.

“Guarantees” shall mean the Personal Guarantee and the Subsidiary Guarantee, collectively.

“Holders” means the Holders of the Notes including any assignee thereof or agent appointed thereby.

“Initial Interest Rate” shall have the meaning assigned to such term in Section 2(b).

“Interest” shall have the meaning assigned to such term in Section 2(b).

“Issue Date” means March 17, 2011.

“Lien” shall have the meaning assigned to such term in Section 3(f).

“Majority Holders” shall have the meaning assigned to such term in Section 4.

“Maturity Date” means the earlier of (i) July 15, 2011, (ii) upon the occurrence of a Change of Control, (iii) upon the consummation of a Qualified Financing, and (iv) upon consummation of the Reverse Merger.

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint stock company, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Guarantee” means the Guarantee Agreement, dated as of the date hereof, among Scott Hartman, Andrew Scherr, and the Holders.

“Pledged Collateral” shall have the meaning assigned to such term in Section 9(a)(ii)(A).

“Proceeds” means all proceeds of, and all other profits, products, rents or receipts, in whatever form, arising from the sale, exchange, assignment or other disposition of Collateral.

“Reverse Merger” means the transaction as a result of which the Company shall become a wholly-owned subsidiary of, or shall merge with, Andina.

“Qualified Financing” means the sale or series of related sales for cash by the Company or any parent corporation or Subsidiary thereof of securities generating aggregate gross proceeds of at least $2,000,000.

“Secured Obligations” means the obligations of the Company under this Note, including (i) all principal amount of, and Interest (including, without limitation, any Interest which accrues after the commencement of any case, proceeding or other actions relating to the bankruptcy, insolvency or reorganization of the Company and any other amounts owing hereunder) on, the Note, (ii) all other amounts payable by the Company under this Note (including expenses incurred in connection with the enforcement of the Note) and (iii) any renewals or extensions of any of the foregoing.

“Security Interest” means the security interest of the Holders (including the initial Holders of the Notes) in the Collateral securing the Secured Obligations.

“Side Letter” means the letter, dated as of the date hereof, by the Company addressed to the Holders, regarding the purchase by the Holders of shares of AAUI upon consummation of the acquisition of the shares of capital stock of Andina by the Company.

“Subsidiaries” means, with respect to any specified Person, any other Person (1) whose board of directors or similar governing body, or a majority thereof, may presently by directly or indirectly elected or appointed by such specified Person, (2) whose management decisions and corporate actions are directly or indirectly subject to the present control of such specified Person, or (3) whose voting securities are more than 50% owned, directly or indirectly, by such specified Person.

“Subsidiary Guarantee” means the Guarantee and Security Agreement, dated as of the date hereof, among Realty Commissions, Inc. and the Holders.

“Transaction Agreements” means the Notes, the Guarantees, the Collateral Agent Agreement, the Subscription Agreement, and the Side Letter, collectively.

2.

Principal; Interest; and Prepayment.

(a)

Principal; Principal Increase.  The entire unpaid principal amount shall be paid in Dollars on the Maturity Date.  Promptly following the payment in full of this Note, including all accrued and unpaid Interest and any other amounts owing hereunder, the Holder shall surrender this Note to the Company for cancellation.

(b)

Interest. Interest on the Note (“Interest”) shall accrue on the Principal of the Note at a rate equal to 18.0% per annum (the “Initial Interest Rate”) and shall be payable in arrears on the Maturity Date. Notwithstanding the foregoing anything in this Note to the contrary, upon the occurrence, and during the continuation, of an Event of Default, the Initial Interest Rate shall be increased by 6.0% per annum to 24.0% per annum and shall be payable to the Holders on demand.  Interest shall be computed on the basis of a 360-day year applied to actual days elapsed. The rate of interest payable under the Note from time to time shall in no event exceed the maximum rate, if any, permissible under applicable law.  If the rate of interest payable under the Note is ever reduced as a result of the preceding sentence and at any time thereafter the maximum rate permitted by applicable law shall exceed the rate of interest provided hereunder, then the rate provided for hereunder shall be increased to the maximum rate permitted by applicable law for such period as required so that the total amount of interest received by the Holder is that which would have been received by the Holder but for the operation of the preceding sentence.

(c)

Prepayment. The Principal may be prepaid by the Company at any time, in whole or in part, without premium or penalty, without the prior written consent of the Holder.

3.

Representations, Warranties and Covenants of the Company.  The Company represents, warrants and covenants to the Holder that:

(a)

(i)

The Company and each Subsidiary thereof has all requisite power and authority to execute, deliver, and perform each of the Transaction Agreements to which it is a party.  All necessary proceedings of the Company and each Subsidiary have been duly taken to authorize the execution, delivery, and performance thereby of each of the Transaction Agreements to which it is party.  Each of the Transaction Agreements has been duly authorized, executed, and delivered by the Company or a Subsidiary thereof, as applicable, constitutes the legal, valid, and binding obligation of the Company or a Subsidiary thereof, as applicable, and is enforceable as to the Company, such Subsidiary of the Company, or both, as applicable, in accordance with its respective terms.  Except as otherwise set forth in the Notes, no consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any federal, state, local, or other governmental authority or any court or other tribunal is required by the Company or any Subsidiary thereof for the execution, delivery, or performance of any of the Transaction Agreements thereby.  No consent, approval, authorization or order of, or qualification with, any court, government or governmental agency or body, domestic or foreign, having jurisdiction over the Company, any Subsidiary thereof, or over its respective properties or assets is required for the execution and delivery thereby of any of the Transaction Agreements and the consummation by the Company of the transactions herein and therein contemplated, except such as shall have been satisfied in all material respects prior to the date hereof.  No consent of any party to any material contract, agreement, instrument, lease, license, arrangement, or understanding to which the Company or any Subsidiary thereof is a party, or to which its or any of its respective businesses, properties, or assets are subject, is required for the execution, delivery, or performance of any of the Transaction Agreements, except such as shall have been received prior to the date hereof; and the execution, delivery, and performance of each of the Transaction Agreements will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, entitle any party to receive rights or privileges that such party was not entitled to receive immediately before any of the Transaction Agreements was executed under, or create any obligation on the part of the Company or any Subsidiary thereof to which it was not subject immediately before any of the Transaction Agreements was executed under, any term of any such material contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of its respective certificate of incorporation or by-laws (or analogous governing documents) or (if the provisions of this Note are satisfied) violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, decree, injunction, or writ of any court, government or governmental agency or body, domestic or foreign, having jurisdiction over the Company, any Subsidiary thereof, or over its respective properties or assets, or result in the imposition of any Lien (other than the creation of any Lien as contemplated by any Transaction Agreement) upon any property of the Company or any Subsidiary under any such material contract, agreement, instrument, lease, license, arrangement or understanding.

(ii)

The Company has no Subsidiaries or affiliated corporation or owns any interest in any other enterprise (whether or not such enterprise is a corporation) other than Realty Commissions, Inc., a Delaware corporation.  The Company and each Subsidiary thereof has been duly organized and is validly existing as a corporation in good standing under the laws of its respective jurisdiction of incorporation with full power and authority (corporate and other) to own, lease and operate its respective properties and conduct its respective business as conducted on the date hereof.  The Company and each Subsidiary thereof is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing would not have a material adverse effect on the business, prospects, condition (financial or otherwise), and results of operations of the Company and the Subsidiaries thereof taken as a whole; no proceeding has been instituted in any such jurisdiction, revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification; the Company and each Subsidiary thereof is in possession of, and operating in compliance with, all authorizations, licenses, certificates, consents, orders and permits from state, federal, foreign and other regulatory authorities that are material to the conduct of its respective business, all of which are valid and in full force and effect.

(b)

There is not pending any action, suit, claim, or proceeding against the Company, any Subsidiary thereof, or any of the Company’s or any such Subsidiary’s respective officers or any of the respective properties, assets or rights of the Company or any Subsidiary thereof, before any court, government or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any Subsidiary thereof or over the respective officers or the properties of the Company or any Subsidiary thereof, or otherwise that (i) is reasonably likely to result in any material adverse change in the respective business, prospects, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or might materially and adversely affect the properties, assets or rights of the Company and its Subsidiaries taken as a whole, (ii) might prevent consummation of the transactions contemplated by any of the Transaction Agreements, or (iii) alleging violation of any Federal or state securities laws.

(c)

The authorized capital stock of the Company consists of 1,500 shares of Common Stock, of which 1,000 shares of Common Stock are outstanding and 20,000 shares of “blank check” preferred stock, none of which is outstanding. The authorized capital stock of the Subsidiary of the Company consists of 1,500 shares of Common Stock, of which 1,500 shares of Common Stock are outstanding.  Each of such outstanding shares of Common Stock is duly and validly authorized, validly issued, fully paid, and nonassessable, has not been issued and is not owned or held in violation of any preemptive or similar right of stockholders. Each of the outstanding shares of capital stock of each Subsidiary of the Company is duly and validly authorized, validly issued, fully paid, and nonassessable, has not been issued and is not owned or held in violation of any preemptive or similar right of stockholders.  The capital stock of each Subsidiary of the Company is owned beneficially and of record solely by the Company. At the date hereof, neither the Company nor any Subsidiary thereof has any options or warrants outstanding.

(d)

The Company has provided to the Holders a profit and loss statement for the year ended December 31, 2010 and a balance sheet of the Company at December 31, 2010, each of which is true and correct at such date and for the period then ended.  The aforementioned financial statements were internally prepared, have not been audited, and are not prepared in accordance with generally accepted accounting principles. Since December 31, 2010:

(i)

There has at no time been a material adverse change in the financial condition, results of operations, businesses, properties, assets, liabilities, or future prospects of the Company and its Subsidiaries taken as a whole.

(ii)

The Company has not authorized, declared, paid, or effected any dividend or liquidating or other distribution in respect of its capital stock or any direct or indirect redemption, purchase, or other acquisition of any stock of the Company.

(iii)

The operations and businesses of the Company and each Subsidiary thereof have been conducted in all respects only in the ordinary course, other than capital raising activities.

There is no fact known to the Company which materially adversely affects or in the future (as far as the Company can reasonably foresee) may materially adversely affect the financial condition, results of operations, businesses, properties, assets, liabilities, or future prospects of the Company and its Subsidiaries taken as whole; provided, however, that the Company expresses no opinion as to political or economic matters of general applicability.  The Company has made known, or caused to be made known, to the Auditors all material facts and circumstances which could affect the preparation, presentation, accuracy, or completeness thereof.

(e)

Subsequent to December 31 2010, there has not been (i) any material adverse change in the business, prospects, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, (ii) any transaction committed to or consummated that is material to the Company and its Subsidiaries taken as a whole, (iii) any obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole incurred by the Company or any such Subsidiary, except such obligations as have been incurred in the ordinary course of business, (iv) any change in the capital stock or outstanding indebtedness of the Company or any Subsidiary thereof that is material to the Company and its Subsidiaries taken as a whole, (v) any dividend or distribution of any kind declared, paid, or made on the capital stock of the Company, or (vi) any loss or damage (whether or not insured) to the respective property of the Company or any Subsidiary thereof which has a material adverse effect on the business, prospects, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries taken as a whole.

(f)

At the Issue Date, (i) the Company, the Subsidiaries thereof, and their respective assets shall be free and clear of any pledge, lien, security interest, encumbrance,

claim or equitable interest (“Lien”), and (ii) neither the Company nor any Subsidiaries thereof has any indebtedness or other obligation, other than the Secured Obligations.  Notwithstanding the foregoing, the Subsidiary of the Company has entered into an agreement pursuant to which such Subsidiary shall incur up to $2,000,000 aggregate principal amount of unsecured subordinated indebtedness that is not pari passu with, or senior to, the Secured Obligations.

(g)

Neither the Company, nor any Subsidiaries thereof, has any liability of any nature, accrued or contingent, including, without limitation, liabilities for federal, state, local, or foreign taxes and penalties, interest, and additions to tax (“Taxes”), and liabilities to customers or suppliers. The execution, delivery, and performance of the Transaction Agreements by the Company and the Subsidiaries thereof will not cause any Taxes to be payable (other than those that may possibly be payable by the Holders) or cause any lien, charge, or encumbrance to secure any Taxes to be created either immediately or upon the nonpayment of any Taxes other than on the properties or assets of the Holders.  The relevant governmental authorities have audited and settled or the statute of limitations has run upon all income tax returns of the Company and the Subsidiaries for all taxable years up to and including the taxable year ended December 31, 2004.  The Company and the Subsidiaries thereof have filed all federal, state, local, and foreign tax returns required to be filed by them; have made available to the Holders a true and correct copy of each such return which was filed since the inception of the Company and each Subsidiary thereof; has paid (or has established on the last balance sheet included in the financial statements at and for the year ended December 31, 2010) all Taxes, assessments, and other governmental charges payable or remittable by it or levied upon it or its properties, assets, income, or franchises which are due and payable; and has made available to the Holders a true and correct copy of any report as to adjustments received by it from any taxing authority since the inception of the Company and each Subsidiary thereof and a statement as to any litigation, governmental or other proceeding (formal or informal), or investigation pending, threatened, or in prospect with respect to any such report or the subject matter of such report.  The Company and each Subsidiary thereof has paid all taxes payable thereby due on or prior to the date hereof.

(h)

The Company and each Subsidiary thereof has been advised concerning the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations thereunder, and has in the past conducted, and intends in the future, to conduct its affairs in such a manner as to ensure that it is not and will not become an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act and such rules and regulations.

(i)

(i)

Neither the Company nor any Subsidiary thereof has, and no person or entity acting on behalf or at the request of the Company or any Subsidiary thereof has, at any time during the last five years (i) made any unlawful contribution to any candidate for foreign office or failed to disclose fully any contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any other applicable jurisdiction.

(ii)

Neither Company or any Subsidiary thereof, nor, to the best knowledge of the Company, any director, officer, agent, employee, or other person associated with, or acting on behalf of, the Company or any Subsidiary thereof, has, directly or indirectly: used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.  The Company's internal accounting controls and procedures are sufficient to cause the Company to comply in all respects with the Foreign Corrupt Practices Act of 1977, as amended.

(j)

There are no outstanding loans, advances or guarantees of indebtedness by the Company to, or for the benefit of, any of the officers, directors, or director-nominees of the Company or any of the members of the families of any of them.

(k)

The Company and each Subsidiary thereof is in compliance with, and is not in violation of, applicable federal, state, local or foreign statutes, laws and regulations (including without limitation, any applicable building, zoning or other law, ordinance or regulation) affecting its respective properties or the operation of its business, the violation of which would have a material adverse effect on the business, prospects, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole.  Neither the Company nor any Subsidiary thereof is subject to any order, decree, judgment or other sanction of any court, administrative agency or other tribunal.

(l)

To the best of the knowledge of the Company, neither the Company or any Subsidiary thereof nor (to the knowledge of the Company) any other party to any material contract, agreement, instrument, lease, or license to which the Company or any Subsidiary is a party is now or expects in the future to be in violation or breach of, or in default with respect to complying with, any term thereof, and each such material contract, agreement, instrument, lease, or license is in full force and is (to the best of the knowledge of the Company in the case of third parties) the legal, valid, and binding obligation of the parties thereto and is enforceable as to them in accordance with its respective terms.  Each such material supply, distribution, agency, financing, or other arrangement or understanding is a valid and continuing arrangement or understanding; neither the Company or any Subsidiary thereof nor any other party to any such arrangement or understanding has given notice of termination or taken any action inconsistent with the continuance of such arrangement or understanding; and the execution, delivery, and performance of the Transaction Agreements will not prejudice any such arrangement or understanding in any way.  The Company and each Subsidiary thereof enjoys peaceful and undisturbed possession under all material leases and licenses under which it is operating.  Neither the Company nor any Subsidiary thereof is party to, or bound by, any contract, agreement, instrument, lease, license, arrangement, or understanding, or subject to any charter or other restriction, which has had or (to the knowledge of the Company) may in the future have a material adverse effect on the financial condition, results of operations, businesses, properties, assets, liabilities, or future prospects of the Company and the Subsidiaries thereof taken as a whole. Neither the Company nor any Subsidiary thereof has engaged within the last five years in, is engaging in, or intends to engage in any transaction with, or has had within the last five years, now has, or intends to have any material contract, agreement, instrument, lease, license, arrangement, or understanding with, any stockholder of the Company or any Subsidiary thereof, any director, officer, or employee of the Company or any Subsidiary thereof (except for employment agreements and employment and compensation arrangements, and investments by such stockholders, directors, officers, and employees into the Company), any relative or affiliate of any stockholder of the Company or of any such director, officer, or employee, or any other corporation or enterprise in which any stockholder of the Company, any such director, officer, or employee, or any such relative or affiliate then had or now has a 5% or greater equity or voting or other substantial interest, other than in connection with the formation of the Company.  The stock ledgers and stock transfer books relating to all issuances and transfers of stock by the Company and each Subsidiary thereof and the minute book records of the Company and each Subsidiary thereof and all proceedings of the respective stockholders and the Board of Directors and committees thereof since its incorporation made available to the Holder are the original stock ledgers and stock transfer books and minute book records of the Company and the Subsidiaries thereof or exact copies thereof.

(m)

The execution and delivery by the Company of each of the Transaction Agreements, the consummation of the transactions contemplated by the Transaction Agreements, and compliance by the Company with any of the provisions of the Transaction Agreements does not and will not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under or entitle any person or entity to receipt of notice or to a right of consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or to any increased, additional, accelerated or guaranteed rights or entitlement of any person or entity under, or result in the creation of any claim on the properties or assets of the Company or any Subsidiary thereof, under any provision of (i) its respective Articles of Incorporation or by-laws (or analogous governing documents), (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement, instrument or arrangement to which the Company or any Subsidiary thereof is a party or by which any of its respective properties or assets are bound, (iii) any license, franchise, permit or other similar authorization held by the Company or any Subsidiary thereof, or (iv) any judgment, order or decree or statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary thereof or its respective properties or assets.

(n)

To the knowledge of the Company, Andina has filed with the Securities and Exchange Commission all periodic reports required to be filed thereby at the date hereof under the Exchange Act and nothing has come to the attention of the Company to lead it to believe that such periodic reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

4.

Covenants of the Company.

The Company covenants and agrees with the Holder that, so long as any amount remains unpaid on the Notes, unless the consent of the holders of the majority in aggregate principal amount of the Notes then outstanding, excluding any Notes held by, or for the account of, the Company (the “Majority Holders”), is obtained:

(a)

the Company shall deliver to each Holder promptly after the Company shall obtain knowledge of such, written notice of all legal or arbitral proceedings, and of all proceedings by or before any governmental or regulatory authority or agency, and each material development in respect of such legal or other proceedings, affecting the Company and its affiliates, except proceedings which, if adversely determined, would not have a material adverse effect on the Company or any of its affiliates.

(b)

the Company shall deliver to each Holder promptly after the Company shall obtain knowledge of the occurrence of any Event of Default (as hereinafter defined) or any event which with notice or lapse of time or both would become an Event of Default (an Event of Default or such other event being a “Default”), a notice specifying that such notice is a “Notice of  Default” and describing such Default in reasonable detail, and, in such Notice of Default or as soon thereafter as practicable, a description of the action the Company has taken or proposes to take with respect thereto.

(c)

neither the Company nor any Subsidiary thereof shall (i) incur any indebtedness for money borrowed or services performed, that ranks pari passu with, or senior to the Notes, except for trade payables, or taxes, fees, levies or charges incurred in the ordinary course of business, leases or subleases or licenses granted or entered into in the ordinary course of business, or equipment leases or purchase financing incurred in the ordinary course of business, (ii) until the repayment in full of all amounts due under the Notes, incur any obligation or liability or series of obligations or liabilities (contingent or otherwise) in an amount in the aggregate of greater than $50,000 unless such indebtedness is  expressly subordinated to the Notes, (iii) grant, or permit to be created any Lien on any assets of the Company or any Subsidiary thereof, or (iv) declare or pay any dividends other than dividends of Common Stock.

(d)

neither the Company nor any Subsidiary thereof shall enter into, directly or indirectly, any transaction (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any officer, director, employee, or stockholder, or any affiliate or family member of any officer, director, employee or stockholder of the Company or any Subsidiary thereof.

(e)

neither the Company nor any Subsidiaries will, directly or indirectly (i) purchase, redeem, retire or otherwise acquire for value any of its capital stock or other securities now or hereafter outstanding, return any capital to its stockholders, or distribute any of its assets to its stockholders or members or (ii) make any payment or declare any dividend on any of its capital stock or other securities.

(f)

the Company and each Subsidiary thereof and will comply with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before they become delinquent all taxes, assessments and governmental charges imposed on it or upon its property, except to the extent contested in good faith.

(g)

neither the Company nor any Subsidiary will change its respective line of business from that conducted by it as of the Issue Date.

(h)

neither the Company nor any Subsidiary thereof shall create Subsidiaries unless the security interest created hereby and the security interest and guarantee created by the Subsidiary Guarantee shall expressly by written agreement be extended to cover the assets of such Subsidiaries.

(i)

any Subsidiary created by the Company or any Subsidiary thereof shall be directly or indirectly owned solely by the Company.

(j)

the Company shall utilize the proceeds of the loan evidenced hereby to acquire shares of capital stock of Andina in preparation for the Reverse Merger and costs related thereto.

(k)

on the Issue Date, the Company shall enter into a consulting agreement with each Holder in form and substance satisfactory to each Holder.

(l)

the Company shall consummate the Reverse Merger on or prior to June 30, 2011.

(m)

other than the Reverse Merger or any corporate transaction the consideration paid by the Company for which is its own stock, the Company shall not merge with or into or consolidate with or into any other corporation or entity; or sell, lease, transfer or otherwise dispose of all or any substantial part of the property, assets or business of the Company or any Subsidiary, or sell, transfer or otherwise dispose of any Subsidiary or any stock of any Subsidiary.

.

Representations, Warranties and Covenants of Holder.  Holder hereby represents and warrants to the Company as follows:

(a)

The execution, delivery and performance of each Transaction Agreement to which it is a party has been duly and validly authorized by the Holder or the Board of Directors and stockholders of Holder, as required; and Holder has the full legal right, power and authority to execute and deliver the Transaction Agreements to which it is a party and to consummate the transactions contemplated hereby.  No further corporate authorization is necessary on the part of Holder to consummate the transactions contemplated hereby.

(b)

Holder (i) has had reasonable access to the Company’s books and records available at the Company’s offices or as provided or made available by the Company in response to specific requests of Holder and (ii) the Company permitted Holder to make such reasonable inspections thereof as requested.

(c)

Holder understands that the issuance of this Note will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any State in reliance upon exemptions from registration contained in the Securities Act and such laws, and the Company’s reliance upon such exemptions is based in part upon the representations, warranties and agreements of Holder contained herein.

(d)

Holder is acquiring this Note for its own account and not for distribution or resale to others, and agrees that it will not sell or otherwise transfer this Note or such securities in violation of the Securities Act.

6.

Events of Default.  If one or more of the following events (“Events of Default”) shall have occurred and be continuing:

(a)

the Company shall fail to pay any principal amount of, or Interest on, this Note, within five business days from the date such payment is due;

(b)

the Company or any Subsidiaries thereof shall fail to observe or perform any covenant contained in any Transaction Agreement to which it is a party including, without limitation, a failure of the Holders to receive the Initial Shares or the Additional Shares (each as defined in the Side Letter);

(c)

any representation, warranty, certification or statement made by the Company in any Transaction Agreement shall prove to have been incorrect in any material respect when made (or deemed made);

(d)

any party other than a Holder shall fail to observe or perform any covenant  contained in any Guarantee to which it is a party;

(e)

any representation, warranty, certification or statement made by any party other than a Holder in any Guarantee shall prove to have been incorrect in any material respect when made (or deemed made);

(f)

a judgment or order for the payment of money in excess of $50,000 shall be rendered against the Company or any Subsidiary thereof and such judgment or order shall continue unsatisfied and unstayed for a period of ten (10) days;

(g)

the Company, any Subsidiary thereof, or any party to a Guarantee Agreement other than a Holder shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing;

(h)

an involuntary case or other proceeding shall be commenced against the Company, any Subsidiary, or any party to a Guarantee Agreement other than a Holder seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed for a period of 60 days; or an order for relief shall be entered against the Company, any Subsidiary thereof, or such party to any Guaranatee Agreement other than a Holder, as applicable, under the federal bankruptcy laws as now or hereafter in effect;

(i)

the Security Interest shall, for any reason cease to be a first priority, perfected security interest in and to any Collateral and such event is not remedied within five (5) days of such failure;

(j)

the security interest granted in the Subsidiary Guarantee shall, for any reason cease to be a first priority, perfected security interest in and to any collateral specified therein and such event is not remedied within five (5) days of such failure;

then, and in every such event, the Agent or the Holders may, by written notice to the Company, declare the principal amount (together with accrued Interest thereon and all other amounts owing hereunder) to be, and the principal amount (together with accrued Interest thereon and all other amounts owing hereunder) shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company; provided, that in the case of any of the Events of Default specified in clause (g) or (h) above, without any notice to the Company or any other act by the Holder, the principal amount (together with accrued Interest thereon and all other amounts owing hereunder) shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company.

7.

Payments; Extension of Maturity.  All payments of principal and Interest (and all other amounts owing hereunder) to be made by the Company in respect of the Notes shall be made in Dollars by wire transfer to an account designated by the Holder by written notice to the Company.  All amounts payable under the Notes shall be paid free and clear of, and without reduction by reason of, any deduction, setoff, or counterclaim.  If the principal and accrued and unpaid Interest become due and payable on any day other than a Business Day, the Maturity Date shall be extended to the next succeeding Business Day, and to such payable amounts shall be added the Interest which shall have accrued during such extension period at the rate per annum herein specified.

8.

Replacement of Note.  Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note, and (in case of loss, theft or destruction) of indemnity reasonably satisfactory to it, and upon reimbursement to the

Company of all reasonable expenses incidental thereto, and (if mutilated) upon surrender and cancellation of this Note, the Company shall make and deliver to the Holder a new note of like tenor in lieu of this Note.  Any replacement note made and delivered in accordance with this Section 8 shall be dated as of the date hereof.

9.

Security Interest and Pledge.

(a)

(i)

This Note and the other Secured Obligations are secured by, and the Company hereby grants to Holders, a first priority security interest in the Collateral.

(ii)

(A)

The Company hereby pledges and grants to Holders a first priority security interest in and to the following, whether now owned or hereafter acquired (the “Pledged Collateral”):

(1)

all outstanding shares of capital stock of each Subsidiary;

(2)

all additional shares of stock of owned of record or beneficially by the Company or any successor in interest thereto or any other securities, options, or rights received by the Company pursuant to any reclassification, reorganization, increase or reduction of capital, or stock dividend, attributable to the Pledged Collateral, or in substitution of, or in exchange for, any of the Pledged Collateral;

(3)

all certificates representing the shares referred to in clauses (1) and (2) above; and

(4)

all dividends, cash, instruments, and other property or proceeds, from time to time received, receivable or otherwise distributed in respect of, or in exchange for or conversion of, any or all of the shares referred to in clauses (A) above and (B).

(B)

All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to, and held by, the Agent and shall be in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment undated and in blank, with medallion signature guarantee, all in form and substance satisfactory to Holder in its sole discretion.  If the Company shall not satisfy its obligations under this Note, Agent shall have the right, where permitted by law, in its sole discretion and without notice to the Company, to transfer to, or to register in its name or in the name of any of its nominees, any or all of the Pledged Collateral.

                      (b)            (i)      The Company hereby represents and warrants that (A) the security Interest constitutes a valid first priority security interest under the UCC securing the Secured Obligations; and (B) when UCC financing statements shall promptly be filed in the appropriate UCC filing office for a debtor that is a registered organization in the state of incorporation of the Company, the Security Interest shall constitute a perfected first priority security interest in the Collateral held by the Company, prior to all other Liens and rights of others therein.

.

(ii)

Commencing upon the date hereof, the Company shall not do any of the following:

(A)

change its name, identity or corporate structure in any manner unless the Company shall have given the Agent at least 20 days prior written notice thereof and delivered an opinion of counsel with respect to the continued perfected Security Interest; or

(B)

change the location of (1) its respective jurisdiction of organization, (2) its chief executive office or principal place of business, or (3) the locations where it keeps or holds any Collateral, or any records relating thereto unless it shall have given the Holder at least 20 days prior notice thereof and delivered an opinion of counsel with respect to the continued perfected Security Interest; or

(C)

sell, assign, pledge or otherwise dispose of or encumber the Collateral or any part thereof, other than in the ordinary course of business, without the prior written consent of the Agent.

 (iii)

Commencing on the Issue Date, the Company will, from time to time, execute, deliver, file and record any statement, assignment, instrument, document, agreement or other paper and take any other action (including, without limitation, any filings of financings or continuation statements under the UCC) that from time to time may be necessary or desirable, or that the Agent may reasonably request, in order to create, preserve, perfect, confirm or validate the Security Interest, or to enable the Agent to exercise or enforce any of its rights, powers and remedies hereunder with respect to any of the Collateral.  To the extent permitted by applicable law, the Company hereby authorizes, empowers, and directs the Agent, commencing at the Closing, to execute and file financing statements or continuation statements without the Company’s signature appearing thereon.  The Company agrees that a carbon, photographic, photostatic or other reproduction of this Note or of a financing statement is sufficient as a financing statement.

(iv)

Until an Event of Default has occurred and is continuing, the Company shall be entitled to exercise any and all voting and other consensual rights pertaining to the portion of the Pledged Collateral for any purpose not inconsistent with the terms hereof or the Note.  If the Company shall not satisfy its obligations under this Note, all rights of the Company to exercise its voting and other consensual rights to which it would otherwise be entitled to exercise pursuant to this paragraph (iv) hereof shall cease, and all such rights shall thereupon become vested in the Agent, who shall thereupon have the sole right to exercise such voting and other consensual rights.  In order to permit the Agent to exercise the voting and other rights which he may be entitled to exercise pursuant to this paragraph (iv), the Company shall, if necessary, upon written notice of Agent, from time to time, execute and deliver to Agent appropriate proxies, dividend payment orders, and other instruments as Agent may reasonably request.

(v)

The Company hereby irrevocably constitutes and appoints the Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead and in the name of the Company or in its own name, from time to time in Agent’s discretion, to take any and all action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement and, without limiting the generality of the foregoing, hereby gives Agent the power and right on behalf of the Company and in its own name to do any of the following, without notice to or the consent of the Company:

(A)

to demand, sue for, collect, or receive in the name of the Company or in its own name, any money or property at any time payable or receivable on account of or in exchange for any of the Collateral and, in connection therewith, endorse checks, notes, drafts, acceptances, money orders, or any other instruments for the payment of money under the Collateral;

(B)

to pay or discharge taxes, liens, security interests, or other encumbrances levied or placed on or threatened against the Collateral;

(C)

(1)

to receive payment of and receipt for any and all monies, claims, and other amounts due and to become due at any time in respect of or arising out of any Collateral; (2) to sign and endorse any proxies, stock powers, verifications, notices, and other documents relating to the Collateral; (3) to commence and prosecute any suit, actions or proceedings at law or in equity to enforce any other right in respect of any Collateral; (4) to defend any suit, action, or proceeding brought against the Company with respect to any Collateral; (5) to settle, compromise, or adjust any suit, action, or proceeding described above and, in connection therewith, to give such discharges or releases as the Agent may deem appropriate; (6) to exchange any of the Collateral for other property upon any merger, consolidation, reorganization, recapitalization, or other readjustment of the issuer thereof; (7) to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Agent were the absolute owner thereof for all purposes, and to do, at the Agent’s option and the Company’s expense, at any time, or from time to time, all acts and things which the Agent deems necessary to protect, preserve, or realize upon the Collateral and Holders’ security interest therein; and (8) to complete, execute and file with the United States Securities and Exchange Commission one or more notices of proposed sale of securities pursuant to Rule 144.

This power of attorney is a power coupled with an interest and shall be irrevocable.  The Agent shall be under no duty to exercise or withhold the exercise of any of the rights, powers, privileges, and options expressly or implicitly granted to the Agent in this Note, and shall not be liable for any failure to do so or any delay in doing so. The Agent shall not be liable for any act or omission or for any error of judgment or any mistake of fact or law in its individual capacity or in its capacity as attorney-in-fact except acts or omissions resulting from its willful misconduct, bad faith or gross negligence.  This power of attorney is conferred on the Agent solely to protect, preserve, and realize upon the Holders’ security interest in the Collateral.

10.

Remedies.

(a)

Upon the occurrence of an Event of Default, Principal then outstanding of, and the accrued and unpaid Interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Company.

(b)

The Agent may institute such actions or proceedings in law or equity as it shall deem expedient for the protection of the rights of the Holders and may prosecute and enforce its claims against all assets of the Company, and in connection with any such action or proceeding shall be entitled to receive from the Company payment of the principal amount of this Note plus accrued interest to the date of payment plus reasonable expenses of collection, including, without limitation, attorneys' fees and expenses.

(c)

Upon the occurrence of an Event of Default, the Agent shall have the following rights and remedies:

(i)

The Agent may sell the Collateral and apply the proceeds against the Secured Obligations.

(ii)

In addition to all other rights and remedies granted to the Agent in this Note and in any other instrument or agreement securing, evidencing, or relating to the Secured Obligations, the Agent shall have all of the rights and remedies of a secured party under the Uniform Commercial Code as adopted by the State of New York.

(iii)

The Agent may cause any or all of the Collateral held by it to be transferred into the name of the Agent or the Holders or the name or names of Holders’ respective nominee or nominees.

(iv)

The Company hereby acknowledges and confirms that the Collateral Agent may be unable to effect a public sale of any or all of the Collateral by reason of certain prohibitions contained in the U.S. Securities Act of 1933, as amended, and applicable state securities laws and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obligated to agree to acquire any shares of the Collateral for their own respective accounts for investment and not with a view to distribution or resale thereof.  The Company further acknowledges and confirms that any such private sale may result in prices or other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner, and the Agent shall be under no obligation to take any steps in order to permit the Collateral to be sold at a public sale.

(v)

In lieu of foreclosing upon the Collateral, the Agent may, by written notice to the Company, accept ownership of, and title to, the Pledged Collateral consisting of shares and other capital stock of Andina in lieu of foreclosure and in full satisfaction of the Secured Obligations.

(d)

Until an Event of Default occurs and is continuing, the Agent shall have no right to sell, pledge, hypothecate, transfer, encumber or otherwise dispose of any of the Collateral.

11.

Costs and Expenses. The Company, shall, upon demand, be responsible to pay to the Holders the amount of any and all expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Holders may reasonably incur in connection with (a) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, (b) the exercise or enforcement of any of the rights of the Holders pursuant hereto, or (c) the failure by the Company to perform or observe any of the provisions hereof.

12.

No Waivers by Delay or Partial Exercise.  No delay by the Holder in exercising any powers or rights hereunder shall operate as a waiver of such power or right, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise of any other power or right hereunder or otherwise.

13.

Further Assurances.  Each party agrees to execute such other documents, instruments, agreements and consents, and take such other actions as may be reasonably requested by the other parties hereto to effectuate the purposes of this Note.

14.

Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent as follows:

If to the Company:

Foster Jennings, Inc.

260 Madison Avenue, 8th Floor

New York, New York  10016

Attention: Scott Hartman, Chief Executive Officer

Telecopy: 866-321-4256

If to the Holder:

Attention:

Telecopy:

or to such other address or telecopy number as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith.

15.

Amendments and Waivers.  No modification, amendment or waiver of any provision of, or consent required by, this Note, nor any consent to any departure herefrom, shall be effective unless it is in writing and signed by each of the Company and of the Majority Holders.  Such modification, amendment, waiver or consent shall be effective only in the specific instance and for the purpose for which given.

16.

Exclusivity and Waiver of Rights.  No failure to exercise and no delay in exercising on the part of any party, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other right, power or privilege.  The rights and remedies herein provided are cumulative and are not exclusive of any other rights or remedies provided by law.

17.

Invalidity.  Any term or provision of this Note shall be ineffective to the extent it is declared invalid or unenforceable, without rendering invalid or enforceable the remaining terms and provisions of this Note.

18.

Headings.  Headings used in this Note are inserted for convenience only and shall not affect the meaning of any term or provision of this Note.

19.

Assignment.  The Notes and the rights and obligations hereunder shall not be assignable or transferable by the Company without the prior written consent of the Holders.  Subject to standard securities laws restrictions, the Holder may assign this Note and the rights and obligations hereunder without the prior written consent of the Company.  Any instrument purporting to make an assignment in violation of this Section 19 shall be void.

20.

Survival.  Unless otherwise expressly provided herein, all representations warranties, agreements and covenants contained in the Notes shall survive the execution hereof and shall remain in full force and effect until the payment in full of all Principal and accrued and unpaid Interest and all other amounts owing under the Notes.

21.

Miscellaneous.  This Note shall inure to the benefit of the Company and the Holder, and all their respective successors and permitted assigns.  Nothing in this Note is intended or shall be construed to give to any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Note or any provision herein contained.

22.

GOVERNING LAW.  THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISIONS).

23.

CONSENT TO JURISDICTION.  THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE FEDERAL COURTS SITTING IN THE STATE OF NEW YORK.  THE COMPANY AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE LITIGATED EXCLUSIVELY IN ANY SUCH STATE OR FEDERAL COURT THAT SITS IN THE CITY OF NEW YORK, AND ACCORDINGLY, THE COMPANY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH LITIGATION IN ANY SUCH COURT.

24.

WAIVER OF JURY TRIAL.   THE COMPANY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE.  THE COMPANY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE HOLDER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE HOLDER HAS BEEN INDUCED TO ENTER INTO THIS NOTE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 24.

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IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first above written.

FOSTER JENNINGS, INC.

By:___________________________________

Name:

Title:

 Exhibit 3

GUARANTEE AGREEMENT, dated as of March 23, 2011 (this “Guarantee”), among SCOTT HARTMAN, an individual residing at 30 East 85th Street, New York, New York  10028 (“Hartman”), ANDREW SCHERR, an individual residing at 42 Brandon Avenue, Livingston, New Jersey 07039 (“Scherr” and, collectively with Hartman, the “Guarantors”), and THE HOLDERS IDENTIFIED ON THE SIGNATURE PAGE HEREOF (together with any assignee thereof or agent appointed thereby, the “Holders”).

INTRODUCTION

WHEREAS, Holders have extended, or intend to extend credit to Foster Jennings, Inc., a Delaware corporation (the “Company”), pursuant to the terms of a Series A 18% Senior Secured Note, dated as of the date hereof (the “Notes”), of Company in the aggregate principal amount of $420,000; and

WHEREAS, in order to induce the Holders to consider making a loan and extending credit to Company pursuant to the Notes, Guarantors have agreed to guarantee the obligations of Company under the Notes, as more fully set forth herein; and

WHEREAS, all capitalized terms used, but not otherwise defined, herein shall have the definitions assigned thereto in the Notes.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantors hereby jointly and severally agree as follows:

I.

GUARANTEE

Section 1.01

Guarantee by Guarantors.  Each Guarantor hereby jointly and severally unconditionally, irrevocably, and absolutely guarantees to the Holders (i) the due and punctual payment of the principal of, and the premium, if any, and interest (including interest accruing on or after the filing of any petition in bankruptcy or reorganization, whether or not a claim for post-filing interest is allowed in such proceeding) on, all obligations of Company under the Notes, when and as the same shall become due and payable, whether at maturity of such obligations, by acceleration, or otherwise, (ii) the due and punctual payment of interest on the overdue principal of, and premium and interest, if any, on, all obligations of Company under the Notes, to the extent lawful, (iii) the due and punctual performance of all of the covenants, agreements, and other obligations of Company to the Holders in accordance with the terms of the Notes, and (iv) in the case of any extension of time of payment or renewal of any of the obligations of Company under the Notes, that the same will be promptly paid in full when due or performed in accordance with the terms of such extension or renewal, at stated maturity, by acceleration, or otherwise.  This Guarantee is a guarantee of payment.

Section 1.02

Absolute, Irrevocable, and Unconditional Obligation. Each Guarantor hereby jointly and severally agrees that its obligations hereunder shall be absolute, irrevocable, and unconditional, irrespective of, and shall be unaffected by, the identity of Company, the nature of the obligation of Company to Holders (whether as obligor, guarantor, or otherwise), any invalidity, irregularity, or unenforceability of any such obligation or this Guarantee, any failure to enforce any of the provisions of the Notes or this Guarantee, any waiver, modification, or indulgence granted to any of any Guarantor or Company with respect thereto by the Holders, or any other circumstances (other than payment or performance) which may otherwise constitute a legal or equitable discharge or defense of surety or guarantor (other than defenses available to the Company). Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency, or bankruptcy of Company, any right to require a proceeding first against Company, the benefit of discussion, protest, or notice with respect to such obligations, and all demands whatsoever, and covenants that this Guarantee will not be discharged as to any obligation of Company under the Notes or to any Holder, except by payment in full of the principal amount due under the Notes, premium, if any, and interest thereon, and by the complete performance of the obligations contained in the Notes and this Guarantee.

Section 1.03

Acceleration of Obligations. Each Guarantor hereby jointly and severally agrees, to the fullest extent it may lawfully do so, that, as between such Guarantor, on the one hand, and the Holders, on the other, (a) the maturity of the obligations guaranteed hereby may be accelerated as provided in the Notes for the purposes of this Guarantee, notwithstanding any stay, injunction, or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby and (b) in the event of any declaration of acceleration of such obligations, such obligations (whether or not due or payable) shall forthwith become immediately due and payable by the Guarantors for the purposes of this Guarantee.

Section 1.04

Reinstatement of Guarantee.  If the Holders are, or any Holder is, required by any court or otherwise to return to Company or any Guarantor, or any custodian, receiver, liquidator, trustee, sequestrator, or other similar official acting in relation to Company, any amount paid to the Holders or any Holder in respect of the Notes, this Guarantee, to the extent of such amount so returned, shall be reinstated in full force and effect.

Section 1.05

Subrogation. Each Guarantor hereby irrevocably waives any claim or other rights which it may now have or hereafter acquire against performance or enforcement of his obligations under this Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, or indemnification, any right to participate in any claim or remedy of the Holders against Company or any collateral which the Holders hereafter acquire, whether or not such claim, remedy, or right arises in equity, or under contract, statute, or common law, including, without limitation, the right to take or receive from Company directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim or other

2

rights.  If any amount shall be paid to any Guarantor in violation of the preceding sentence at any time prior to the payment in full of all obligations and all other amounts payable under this Guarantee, such amount shall be deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders and shall forthwith be paid to the Holders to be credited and applied upon such guaranteed obligations, whether matured or unmatured, in accordance with the terms of the Notes.

Section 1.06

Other Remedies.  Nothing contained in this Article I or elsewhere herein is intended to or shall impair, as between the Guarantors and the Holders, the obligation of Guarantors, which is joint and several, absolute and unconditional, to pay to the Holders the obligations of Company under the Notes as and when the same shall become due and payable in accordance with the provisions thereof, or the performance of the covenants, agreements, or other obligations of Company to the Holders in accordance with the terms of the Notes, nor shall anything herein prevent the Holders or any Holder from exercising all remedies otherwise permitted by applicable law upon default under the Notes.

II.

AUTHORITY

Each Guarantor has all requisite power and authority to execute, deliver, and perform its obligations under this Guarantee.  This Guarantee has been duly authorized, executed, and delivered by Guarantor and constitutes the legal, valid, and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms.  No consent of any party to any contract, arrangement, or understanding to which any Guarantor is a party, or to which it or any of its assets are subject, is required in connection with the execution or delivery of, or the performance of its obligations under, this Guarantee.  The execution and delivery of, and the performance by each Guarantor of his or her obligations under, this Guarantee will not violate, result in a breach of, or conflict with, any term of any such contract, arrangement, or understanding, or violate or result in a breach of, or conflict with any order, judgment, or decree, or, to the best knowledge of Guarantor, any law, rule, or regulation binding upon such Guarantor or to which it or any of its businesses, properties, or assets are subject.  No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection herewith.

III.

FURTHER ASSURANCES

Each Guarantor hereby agrees that he, she, or it, as applicable, shall promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary in order to protect the guarantee set forth in Article I of this Guarantee.

IV.

MISCELLANEOUS

Section 4.01

Amendments, Etc.  No amendment or waiver of any provision of this Guarantee, nor consent to any departure by any Guarantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Holders, and then such

3

waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 4.02

Notice.  All notices and other communications provided for hereunder shall be in writing (including telegraphic communication) and, if to any Guarantor, mailed or telegraphed or delivered to it, addressed to it at the address specified in the introductory paragraph hereof, if to Holders, mailed or delivered to him, her, or it, as applicable, at the respective address specified in the signature hereof, or as to any party hereto at such other address as shall be designated by such party in a written notice to each other party complying as to delivery with the terms of this Section.  All such notices and other communications shall, when mailed or telegraphed, respectively, be effective when deposited in the mails or delivered to the telegraph company, respectively, addressed as aforesaid.

Section 4.03

Waiver.  No failure on the part of the Holders or any Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section 4.04

Severability.  The illegality or unenforceability of any provision of this Guarantee or any instrument or document required pursuant hereto shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Guarantee or any instrument or document required pursuant hereto.

Section 4.05

Governing Law; Terms. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles of conflicts of laws.  Unless otherwise defined herein, terms defined in Articles 8 and 9 of the Uniform Commercial Code are used herein as therein defined.

Section 4.06

CONSENT TO JURISDICTION.  EACH GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE FEDERAL COURTS SITTING IN THE STATE OF NEW YORK.  EACH GUARANTOR AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE LITIGATED EXCLUSIVELY IN ANY SUCH STATE OR FEDERAL COURT THAT SITS IN THE CITY OF NEW YORK, AND ACCORDINGLY, EACH GUARANTOR IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH LITIGATION IN ANY SUCH COURT.

Section 4.07

WAIVER OF JURY TRIAL.   EACH GUARANTOR HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE.  EACH GUARANTOR (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE HOLDERS

4

WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE HOLDERS HAVE BEEN INDUCED TO ENTER INTO THIS NOTE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.07.

Section 4.08

Attorneys’ Fees.  In the event that any suit or action is instituted to enforce any provision in this Guarantee, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Guarantee, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

Section 4.09

Counterparts.  This Guarantee may be executed in one or more counterparts, all of which, when taken together shall constitute one original.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

5

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Guarantee as of the date first above written.

GUARANTORS:
______________________________________ Scott Hartman
______________________________________ Andrew Scherr
HOLDERS:
PINEWOOD TRADING FUND L.P. By: ______________________________________________ General Partner By:_______________________________________________ Name: Title:
F. BERDON & CO. LP By:_______________________________________________ Name: Title:

6

Exhibit  4

GUARANTEE AND SECURITY AGREEMENT, dated as of March 23, 2011, among REALTY COMMISSIONS, INC., a Delaware corporation with executive offices located at 260 Madison Avenue, 8th Floor, New York, New York 10016 (collectively, the “Guarantor”), and THE HOLDERS IDENTIFIED ON THE SIGNATURE PAGE HEREOF (together with any assignee thereof or agent appointed thereby, the “Holders”).

INTRODUCTION

WHEREAS, Holders have extended, or intend to extend credit to Foster Jennings, Inc., a Delaware corporation (the “Company”), pursuant to the terms of a Series A 12% Senior Secured Note, dated as of the date hereof (the “Notes”), of Company in the aggregate principal amount of $420,000; and

WHEREAS, the Guarantor is a wholly-owned subsidiary of the Company.

WHEREAS, in order to induce the Holders to consider making a loan and extending credit to Company pursuant to the Notes, Guarantors have agreed to guarantee the obligations of Company under the Notes, as more fully set forth herein; and

WHEREAS, all capitalized terms used, but not otherwise defined, herein shall have the definitions assigned thereto in the Notes.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantors hereby jointly and severally agree as follows:

I.

GUARANTEE

Section 1.01

Guarantee by Guarantors.  The Guarantor hereby unconditionally, irrevocably, and absolutely guarantees to the Holders (i) the due and punctual payment of the principal of, and the premium, if any, and interest (including interest accruing on or after the filing of any petition in bankruptcy or reorganization, whether or not a claim for post-filing interest is allowed in such proceeding) on, all obligations of Company under the Notes, when and as the same shall become due and payable, whether at maturity of such obligations, by acceleration, or otherwise, (ii) the due and punctual payment of interest on the overdue principal of, and premium and interest, if any, on, all obligations of Company under the Notes, to the extent lawful, (iii) the due and punctual performance of all of the covenants, agreements, and other obligations of Company to the Holders in accordance with the terms of the Notes, and (iv) in the case of any extension of time of payment or renewal of any of the obligations of Company under the Notes, that the same will be promptly paid in full when due or performed in accordance with the terms of such extension or renewal, at stated maturity, by acceleration, or otherwise.  This Guarantee is a guarantee of payment.

Section 1.02

Absolute, Irrevocable, and Unconditional Obligation. The Guarantor hereby agrees that its obligations hereunder shall be absolute, irrevocable, and unconditional, irrespective of, and shall be unaffected by, the identity of Company, the nature of the obligation of Company to Holders (whether as obligor, guarantor, or otherwise), any invalidity, irregularity, or unenforceability of any such obligation or this Guarantee, any failure to enforce any of the provisions of the Notes or this Guarantee, any waiver, modification, or indulgence granted to any of Guarantor or Company with respect thereto by the Holders, or any other circumstances (other than payment or performance) which may otherwise constitute a legal or equitable discharge or defense of surety or guarantor (other than defenses available to the Company).  Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency, or bankruptcy of Company, any right to require a proceeding first against Company, the benefit of discussion, protest, or notice with respect to such obligations, and all demands whatsoever, and covenants that this Guarantee will not be discharged as to any obligation of Company under the Notes or to any Holder, except by payment in full of the principal amount due under the Notes, premium, if any, and interest thereon, and by the complete performance of the obligations contained in the Notes and this Guarantee.

Section 1.03

Acceleration of Obligations. Guarantor hereby agrees, to the fullest extent it may lawfully do so, that, as between Guarantor, on the one hand, and the Holders, on the other, (a) the maturity of the obligations guaranteed hereby may be accelerated as provided in the Notes for the purposes of this Guarantee, notwithstanding any stay, injunction, or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby and (b) in the event of any declaration of acceleration of such obligations, such obligations (whether or not due or payable) shall forthwith become immediately due and payable by the Guarantor for the purposes of this Guarantee.

Section 1.04

Reinstatement of Guarantee.  If the Holders are, or any Holder is, required by any court or otherwise to return to Company or Guarantor, or any custodian, receiver, liquidator, trustee, sequestrator, or other similar official acting in relation to Company, any amount paid to the Holders or any Holder in respect of the Notes, this Guarantee, to the extent of such amount so returned, shall be reinstated in full force and effect.

Section 1.05

Subrogation. Guarantor hereby irrevocably waives any claim or other rights which it may now have or hereafter acquire against performance or enforcement of his obligations under this Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, or indemnification, any right to participate in any claim or remedy of the Holders against Company or any collateral which the Holders hereafter acquire, whether or not such claim, remedy, or right arises in equity, or under contract, statute, or common law, including, without limitation, the right to take or receive from Company directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim or other rights.  If any amount shall be paid to Guarantor in violation of the preceding sentence at any time prior to the payment in full of all obligations and all other amounts payable under this Guarantee, such amount shall be deemed to have been paid to Guarantor for the benefit of, and held in trust for the benefit of, the Holders and shall forthwith be paid to the Holders to be credited and applied upon such guaranteed obligations, whether matured or unmatured, in accordance with the terms of the Notes.

Section 1.06

Other Remedies.  Nothing contained in this Article I or elsewhere herein is intended to or shall impair, as between the Guarantors and the Holders, the obligation of Guarantor, which is absolute and unconditional, to pay to the Holders the obligations of Company under the Notes as and when the same shall become due and payable in accordance with the provisions thereof, or the performance of the covenants, agreements, or other obligations of Company to the Holders in accordance with the terms of the Notes, nor shall anything herein prevent the Holders or any Holder from exercising all remedies otherwise permitted by applicable law upon default under the Notes.

II.

SECURITY INTEREST

Section 2.01

Grant of Security Interest. Guarantor hereby grants to Holders a first priority security interest in and to the following, whether now owned or hereafter acquired (the “Collateral”):

(a)

Accounts Receivable.  All accounts, chattel paper, contracts, contract rights, accounts receivable, tax refunds, notes receivable, documents, other choses in action and general intangibles, including, but not limited to, proceeds of inventory and returned goods and proceeds from the sale of goods and services, and all rights, liens, securities, guaranties, remedies and privileges related thereto, including the right of stoppage in transit and rights and property of any kind forming the subject matter of any of the foregoing; and

(b)

Deposit Accounts.  All time, savings, demand, certificate of deposit or other accounts deposited with or payable by the Bank in the name of the Company or in which the Company has any right, title or interest, including but not limited to all sums now or at any time hereafter on deposit, and any renewals, extensions or replacements of and all other property which may from time to time be acquired directly or indirectly using the proceeds of any of the foregoing; and

(c)

Inventory and Equipment.  All inventory and equipment of every type or description wherever located, including, but not limited to all raw materials, parts, containers, work in process, finished goods, goods in transit, wares, merchandise furniture, fixtures, hardware, machinery, tools, parts, supplies, automobiles, trucks, other intangible personalty of whatever kind and wherever located associated with the Company’s business, tools and goods returned for credit, repossessed, reclaimed or otherwise reacquired by the Company; and

(d)

Document of Title.  All Documents of Title and other property from time to time received, receivable or otherwise distributed in respect of, exchange or substitution for or addition to any of the foregoing including, but not limited to, any Documents of Title; and

(e)

Other Property.

(i)

All other intangible property;

(ii)

All securities;

(iii)

All assets of any type or description that may at any time be assigned or delivered to or come into possession of the Company for any purpose for the account of the Company or as to which the Company may have any right, title, interest or power, and property in the possession or custody of or in transit to anyone for the account of the Company, as well as all proceeds and products thereof and accessions and annexations thereto;

(iv)

All know-how, information, permits, patents, copyrights, goodwill, trade marks, trade names, licenses and approvals held by the Company in its subsidiaries and affiliates;

 (v)

All of the books, records and documents pertaining to any of the foregoing.

(f)

All proceeds (including but not limited to insurance proceeds) and products of and accessions and annexations to any of the foregoing;

Section 2.02

Security for Guarantee.  This Agreement secures, and the Collateral is security for, the indefeasible payment in full when due, whether at stated maturity, by acceleration or otherwise, and performance of all obligations, whether now or hereafter existing, of the Guarantor pursuant to the guarantee set forth in Article I hereto, whether for principal, premium, interest, fees, expenses, or otherwise.

Section 2.03

Delivery of Collateral.  All certificates or instruments representing or evidencing the Collateral shall be delivered to, and held by, the Collateral Agent as set forth in, and pursuant to, the Collateral Agent Agreement (as defined in the Notes), and shall be in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment undated and in blank, with medallion signature guarantee, if available, all in form and substance satisfactory to Holders in its sole discretion.  If Company shall not satisfy its obligations under the Notes, Holders shall have the right, where permitted by law, in its sole discretion and without notice to the Guarantor, to transfer to, or to register in its name or in the name of any of its nominees, any or all of the Collateral in accordance with, and pursuant to, this Agreement, the Note, and the Collateral Agent Agreement.

III.

  REPRESENTATIONS AND WARRANTIES

Guarantor makes the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement:

Section 3.01

Residence of Guarantor.  The principal place of residence of the Guarantor is located at the address first specified above for Guarantor.

Section 3.02

Forfeiture; Repurchase; Options.  No portion of the Collateral (i) is subject to forfeiture pursuant to any vesting requirements, and (ii) are subject to any repurchase rights.  There are no existing options, warrants, calls, or commitments of any character whatsoever relating to any of securities included in the Collateral.

Section 3.03

Ownership. Guarantor is, and at the time of delivery to the Holders will be, the legal and beneficial owner of the Collateral, free and clear of any lien, security interest, or other charge or encumbrance, except for the lien created hereby.

Section 3.04

Security Interest.  The security interest created pursuant hereto creates a valid and perfected first priority security interest in the Collateral securing payment of the Note.

Section 3.05

Authority.

Guarantor has all requisite power and authority to execute, deliver, and perform its obligations under this Agreement.  This Agreement has been duly authorized, executed, and delivered by Guarantor and constitutes the legal, valid, and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms.  No consent of any party to any contract, arrangement, or understanding to which Guarantor is a party, or to which it or any of his assets are subject, is required in connection with the execution or delivery of, or the performance of its obligations under, this Agreement.  The execution and delivery of, and the performance by Guarantor of its obligations under, this Agreement will not violate, result in a breach of, or conflict with, any term of any such contract, arrangement, or understanding, or violate or result in a breach of, or conflict with any order, judgment, or decree, or, to the best knowledge of Guarantor, any law, rule, or regulation binding upon Guarantor or to which it or any of its businesses, properties, or assets are subject, or result in the imposition of any pledge, lien, security interest, encumbrance, claim or equitable interest (“Lien”) (other than the creation of any Lien as contemplated by this Agreement) upon any property of the Guarantor under any such contract, agreement, instrument, lease, license, arrangement or understanding.  No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required either (i) for the grant by Guarantor of the guarantee or the security interest granted hereby or for the execution, delivery, or performance of this Agreement by Guarantor or (ii) for the perfection of, or the exercise by Holders of, their rights and remedies hereunder.

IV.

FURTHER ASSURANCES

Section 4.01

By The Guarantor. Guarantor hereby agrees that from time to time, at Guarantor’s sole expense, Guarantor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Holders may request, in order to protect the guarantee set forth in Article I to this Agreement and to perfect and protect any security interest granted or purported to be granted hereby or to enable Holders to exercise and enforce its rights and remedies hereunder with respect to the guarantee and any of the Collateral.

Section 4.02

Filings. Guarantor hereby authorizes Holders to file one or more financing or continuation statements, and amendments thereto, relative to the Collateral without the signature of Guarantor where permitted by law. A carbon, photographic, or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

Section 4.03

Defense of Title. Guarantor agrees to defend the title to the Collateral and the lien thereon and security interest therein of Holders created hereby against the claim of any person and to maintain and preserve such lien and security interest until the satisfaction in full of the obligations of Guarantor pursuant to Article I hereof.

V.

VOTING RIGHTS, ETC.

Section  5.01

Generally.

Until any Event of Default (as defined in the Notes), Guarantor shall be entitled to exercise any and all voting and other consensual rights with respect to such securities beneficially owned thereby for any purpose not inconsistent with the terms hereof or the Note.

Section 5.02

Defaults.  Upon the occurrence of an Event of Default, all rights of the Guarantor to exercise its voting and other consensual rights which it would otherwise be entitled to exercise pursuant to Section 5.01 hereof shall cease, and all such rights shall thereupon become vested in Holders, which shall thereupon have the sole right to exercise such voting and other consensual rights.

Section 5.03

Additional Actions.  In order to permit Holders to exercise the voting and other rights which he may be entitled to exercise pursuant to Section

5.02 hereof, Guarantor shall, if necessary, upon written notice of Holders, from time to time, execute and deliver to Holders appropriate proxies, dividend payment orders, and other instruments as Holders may reasonably request.

VI.

COVENANTS

Section 6.01

Indebtedness.  The Guarantor shall not (i) incur any indebtedness for money borrowed or services performed, that ranks pari passu with, or senior to the Notes, except for trade payables, or taxes, fees, levies or charges incurred in the ordinary course of business, leases or subleases or licenses granted or entered into in the ordinary course of business, or equipment leases or purchase financing incurred in the ordinary course of business, (ii) until the repayment in full of all amounts due under the Notes, incur any obligation or liability or series of obligations or liabilities (contingent or otherwise) in an amount in the aggregate of greater than $50,000 unless such indebtedness is  expressly subordinated to the Notes, (iii) grant, or permit to be created any lien, security interest, or other charge or encumbrance upon or with respect to any of the Collateral, except for the lien in favor of Holders pursuant hereto, or (iv) declare or pay any dividends other than dividends of Common Stock.

Section 6.02    Affiliated Transactions.   The Guarantor shall not enter into, directly or indirectly, any transaction (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any officer, director, employee, or stockholder, or any affiliate or family member of any officer, director, employee or stockholder of the Guarantor.

Section 6.03 Redemptions. The Guarantor will not, directly or indirectly purchase, redeem, retire or otherwise acquire for value any of its capital stock or other securities now or hereafter outstanding, return any capital to its stockholders, or distribute any of its assets to its stockholders or members.

Section 6.04  Compliance with Laws.  The Guarantor will comply with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before they become delinquent all taxes, assessments and governmental charges imposed on it or upon its property, except to the extent contested in good faith.

Section 6.05  Line of Business.  The Guarantor will not change its line of business from that conducted by it as of the date hereof.

Section 6.06  Subsidiaries.   The Guarantor shall not create any subsidiaries unless the security interest created hereby shall expressly by written agreement be extended to cover the assets of such subsidiaries.

Section 6.07  Disposition of Collateral.   The Guarantor shall not sell, assign, or otherwise dispose of, or grant any option or warrant with respect to, any of the Collateral.

VII.

ATTORNEY-IN-FACT; HOLDERS MAY PERFORM

Section 7.01

Attorney-in-Fact. Guarantor hereby irrevocably appoints the Agent (as defined in the Notes), as Guarantor’s attorney-in-fact, with full authority in the place and stead of Guarantor and in the name of the Guarantor or otherwise, from time to time in the Agent’s discretion to take any action and to execute any instrument which the Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse, and collect all instruments made payable to Guarantor representing any dividend, interest payment, or other distribution in respect of the any portion of the Collateral or any part thereof and to give full discharge for the same.  This power, being coupled with an interest, is irrevocable.  Nothing in this Article VII shall be construed as providing the Agent with any remedies with respect to the Collateral not otherwise provided for in this Agreement or under applicable law.

Section 7.02

Holders May Perform.  If Guarantor fails to perform any agreement contained herein, Holders may, but shall not be obligated to, itself perform, or cause performance of, such agreement, and the expenses of Holders incurred in connection therewith shall be payable by Guarantor pursuant to the terms of this Agreement.

VIII.

HOLDERS'S DUTIES; REASONABLE CARE

Section 8.01

Agent’s Duties.  The powers conferred on the Agent hereunder are solely to protect the interest of the Holders under Article I hereof and in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Agent shall have no duty under Article I hereof or as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any of the foregoing.

Section 8.02

Reasonable Care.   The Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Agent accords its own property.

IX.

REMEDIES UPON DEFAULT; EXPENSES

If the Guarantor shall not satisfy its obligations under Article I of this Agreement:

(a)

the Holders may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to them, all the rights and remedies of a secured party in case of a default by a debtor under the Uniform Commercial Code, and the Holders may also, without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any exchange or broker's board, for cash, on credit or for future delivery, and upon such other terms as the Holders may deem commercially reasonable. Guarantor agrees that, to the extent notice of sale shall be required by law, at least ten (10) days' notice to the Guarantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification.  The Holders shall not be obligated to make any sale of Collateral regardless of notice of sale having been given.  The Holders may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor and such sale may, without further notice, be made at the time and place to which it was so adjourned.  Guarantor hereby waives any claims against the Holders arising by reason of the fact that the price at which any of the Collateral may have been sold at such a private sale was less than the price which might have been obtained at a public sale, even if the Holders accept the first offer received and does not offer the Collateral to more than one offeree.

(b)

Any cash held by the Holders as Collateral and all cash proceeds received by the Holders in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be applied by the Holders:

First, to the payment of the costs and expenses of such sale, including, without limitation, reasonable compensation to the Holders and its agent and counsel, and all expenses, liabilities, and advances made or incurred by the Holders in connection therewith;

Next, to the Holders, for the payment in full of the Guarantor's obligations pursuant to the guarantee set forth in Article I hereof; and finally, after payment in full of the Guarantor's obligations pursuant to the guarantee set forth in Article I hereof, to the payment of the Guarantor, or his successors or assigns, or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.

(c)

Anything contained herein to the contrary notwithstanding, the Holders may exercise all rights and remedies available to them pursuant hereto or under law, which remedies shall be deemed cumulative and not exclusive.

Section 9.02

Expenses.  The Guarantor, shall, upon demand, be responsible to pay to the Holders the amount of any and all expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Holders may reasonably incur in connection with (a) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, (b) the exercise or enforcement of any of the rights of the Holders pursuant hereto, or (c) the failure by Guarantor to perform or observe any of the provisions hereof.

X.

SECURITY INTEREST ABSOLUTE; CONTINUING SECURITY INTEREST

Section 10.01

Security Interest Absolute.  All rights of Holders and security interests granted herein, and all obligations of the Guarantor pursuant hereto, shall be absolute and unconditional irrespective of:

(i)

any lack of validity or enforceability of the guarantee;

(ii)

any change in the time, manner, or place of payment of, or in any other term of, all or any of the obligations under the guarantee or any other amendment or waiver of, or any consent to any departure from, the guarantee;

(iii)

any exchange, release, or non-perfection of any other collateral, or any release or amendment or waiver of, or consent to departure from, the guarantee or any obligation thereunder; or

(iv)

any other circumstance which might otherwise constitute a defense available to, or a discharge of, Guarantor or a third party grantor of a security interest.

                 Section 10.2  Continuing Security Interest.  This Agreement shall create a continuing first priority security interest in the Collateral and shall (a) remain in full force and effect until the earlier of the indefeasible payment in full of the Note, (b) continue to be effective or be reinstated, as the case may be, if at any time payment of the obligations pursuant to Article I hereof, or any part thereof, is rescinded or reduced in amount or must otherwise be restored or returned by any Guarantor all as though such payment or performance had not been made, (c) be binding upon Guarantor, its successors and its assigns, and (d) inure, together with the rights and remedies of Holders pursuant hereto, to the benefit of Holders and its transferees and assigns.  Upon the satisfaction of the obligations under the Note, Guarantor shall be entitled to the return, upon its request and at its expense, of the Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof.

XI.

MISCELLANEOUS

Section 11.01

Amendments, Etc.  No amendment or waiver of any provision of this Agreement, nor consent to any departure by Guarantor herefrom, shall in any event be effective unless the same shall be in writing and signed by Holders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 11.02

Notice.  All notices and other communications provided for hereunder shall be in writing (including telegraphic communication) and, if to the Guarantor, mailed or telegraphed or delivered to it, addressed to it at the addresses specified in the introductory paragraph hereof, if to Holders, mailed or delivered to it at the address of Holders specified in the signature page hereof, or as to any party hereto at such other address as shall be designated by such party in a written notice to each other party complying as to delivery with the terms of this Section.  All such notices and other communications shall, when mailed or telegraphed, respectively, be effective when deposited in the mails or delivered to the telegraph company, respectively, addressed as aforesaid.

Section11.03

Waiver.  No failure on the part of Holders to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section11.04

Severability.  The illegality or unenforceability of any provision of this Agreement or any instrument or document required pursuant hereto shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any instrument or document required pursuant hereto.

Section11.05

Governing Law; Terms. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles of conflicts of laws.  Unless otherwise defined herein, terms defined in Articles 8 and 9 of the Uniform Commercial Code are used herein as therein defined.

Section 11.06

CONSENT TO JURISDICTION.  THE GUARANTPR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE FEDERAL COURTS SITTING IN THE STATE OF NEW YORK.  THE GUARANTOR AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE LITIGATED EXCLUSIVELY IN ANY SUCH STATE OR FEDERAL COURT THAT SITS IN THE CITY OF NEW YORK, AND ACCORDINGLY, THE GUARANTOR IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH LITIGATION IN ANY SUCH COURT.

Section 11.07

WAIVER OF JURY TRIAL.   THE GUARANTOR HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE.  THE GUARANTOR (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE HOLDERS WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE HOLDERS HAVE BEEN INDUCED TO ENTER INTO THIS NOTE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.07.

Section 11.08

Attorneys’ Fees.  In the event that any suit or action is instituted to enforce any provision in this Guarantee, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Guarantee, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

Section 11.06

Counterparts.  This Agreement may be executed in one or more counterparts, all of which, when taken together shall constitute one original.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

GUARANTOR:
REALTY COMMISSIONS, INC. By:_______________________________________________ Name: Title: Address:
HOLDERS:
PINEWOOD TRADING FUND L.P. By: ______________________________________________ General Partner By:_______________________________________________ Name: Title:
F. BERDON & CO. LP By:_______________________________________________ Name: Title:

Exhibit 5

260 Madison Avenue, 8th Floor, New York, New York  10016

March 23, 2011

To: The Holders (the “Holders”) of the

Series A 12% Senior Secured Notes (the
“Notes”)

Ladies and gentlemen:

Reference is made to the Subscription Agreement, dated the date hereof (the “Subscription Agreement”), between each Holder and Foster Jennings, Inc., a Delaware corporation (the “Company”), pursuant to which each Holder is subscribing for the principal amount of Notes set forth therein.

In order to induce each Holder to execute and deliver their respective Subscription Agreement and to extend to the Company the credit described therein and evidenced by the Notes, the Company hereby covenants and agrees, and shall take all actions necessary to cause,  that each Holder shall acquire from the sellers thereof, at the closing of the acquisition by the Company of shares of capital stock of Andina (as defined in the Notes), the number of free-trading shares of common stock of Andina set forth on Schedule A (the “Initial Shares”); provided, however, that if the pre-money valuation of the Company (the “Company Valuation”) in the currently pending private placement of securities of the Company (the “Private Placement”) is less than $25 million, then, upon the closing of the Private Placement, the Company hereby covenants and agrees, and shall take all actions necessary to cause that each Holder shall acquire from the sellers thereof such additional number of free-trading shares of common stock of Andina as shall equal (a) the product of (i) the number of Initial Shares acquired by such Holder multiplied by (ii) the quotient of $ 25 million divided by the Company Valuation, less (b) the number of Initial

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Shares (the “Additional Shares”).   Holder agrees to execute the necessary customary documentation required to acquire such securities from unaffiliated holders of Andina.

FOSTER JENNINGS, INC. By:_______________________________________________ Name: Title:

SCHEDULE A

Pinewood Trading Fund LP

187,500 Shares

F. Berdon & Co. LP

127,500 Shares

Exhibit 6

COLLATERAL AGENT AGREEMENT, dated as of March 23, 2011 (this “Agreement”), among NEW WORLD MERCHANT PARTNERS LLC, a Delaware limited liability company (the “Collateral Agent”), and the parties identified on Schedule A hereto (each, individually, a “Holder” and collectively, the “Holders”), who hold or will acquire Series A 18% Senior Secured Notes issued or to be issued by the Company (as hereinafter defined) at or about the date of this Agreement (collectively herein the “Notes"), and FOSTER JENNINGS, INC., a Delaware corporation (the “Company”).

INTRODUCTION

WHEREAS, the Holders have made, are making and will be making loans to Company to be secured by certain collateral; and

WHEREAS, it is desirable to provide for the orderly administration of such collateral by requiring each Holder to appoint the Collateral Agent, and the Collateral Agent has agreed to accept such appointment and to receive, hold and deliver such collateral, all upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, it is desirable to allocate the enforcement of certain rights of the Holders under the Notes for the orderly administration thereof.

NOW, THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the parties hereto agree as follows:

1.

Collateral.

(a)

Contemporaneously with the execution and delivery of this Agreement by the Collateral Agent and the Holders, the Collateral Agent has or will executed and acknowledged the Notes by the Company in favor of the Holders, which Notes includes in Section 9 thereof the grant of a security interest in the collateral referred to therein (the “Collateral”) to the Collateral Agent, for the benefit of the Holders.

(b)

The Collateral Agent hereby acknowledges that any Collateral held by the Collateral Agent is held for the benefit of the Holders in accordance with this Agreement and the Notes.  No reference to the Notes or any other instrument or document shall be deemed to incorporate any term or provision thereof into this Agreement unless expressly so provided.

(c)

The Collateral Agent is to distribute in accordance with the Notes any proceeds received from the Collateral which are distributable to the Holders in proportion to their respective interests in the Notes.

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2.

Appointment of the Collateral Agent.

The Holders hereby appoint the Collateral Agent (and the Collateral Agent hereby accepts such appointment) to take any action including, without limitation, the registration of any Collateral in the name of the Collateral Agent or its nominees prior to or during the continuance of an Event of Default (as defined in the Notes), the exercise of voting rights upon the occurrence and during the continuance of an Event of Default, the application of any cash collateral received by the Collateral Agent to the payment of the Notes, the making of any demand under the Company Documents, the exercise of any remedies given to the holders of the Notes pursuant to the Notes and the exercise of any authority pursuant to the appointment of the Collateral Agent as an attorney-in-fact pursuant to the Notes that the Collateral Agent deems necessary or proper for the administration of the Collateral pursuant to the Notes.  Upon disposition of the Collateral in accordance with the Notes, the Collateral Agent shall promptly distribute any cash or Collateral in accordance with the Notes.  The Company and Holders must notify Collateral Agent in writing of the issuance of Notes to Holders.  The Collateral Agent will not be required to act hereunder in connection with Notes the issuance of which was not disclosed in writing to the Collateral Agent nor will the Collateral Agent be required to act on behalf of any assignee of Notes without the written consent of Collateral Agent.

3.

Action by the Majority in Interest.

(a)

Certain Actions.  Each of the Holders covenants and agrees that only a Majority in Interest shall have the right, but not the obligation, to undertake the following actions (it being expressly understood that less than a Majority in Interest hereby expressly waive the following rights that they may otherwise have under the Company Documents ) :

(i)

Acceleration.  If an Event of Default occurs, after the applicable cure period, if any, a Majority in Interest may, on behalf of all the Holders, instruct the Collateral Agent to provide to Pledgors notice to cure such default and/or declare the unpaid principal amount of the Notes to be due and payable, together with any and all accrued interest thereon and all costs payable pursuant to such Notes;

(ii)

Enforcement.  Upon the occurrence of any Event of Default after the applicable cure period, if any, a Majority in Interest may instruct the Collateral Agent to proceed to protect, exercise and enforce, on behalf of all the Holders, their rights and remedies under the Company Documents against Pledgors, and such other rights and remedies as are provided by law or equity;

(iii)

Waiver of Past Defaults.  A Majority in Interest may instruct the Collateral Agent to waive any Event of Default by written notice to Company, and the other Holders, but not waive damages accrued or accruing until the effective date of such waiver.

(b)

Permitted Subordination and Release.  A Majority in Interest may instruct the Collateral Agent to agree to release in whole or in part or to subordinate any Collateral to any claim or other actual or proposed security interest and may enter into any

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agreement with the Company to evidence such subordination; provided, however, that subsequent to any such release or subordination, each Note shall remain pari passu with the other Notes held by the Holders.

(c)

Further Actions.  A Majority in Interest may instruct the Collateral Agent to take any action that it may take under this Agreement by instructing the Collateral Agent in writing to take such action on behalf of all the Holders.

(d)

Majority in Interest.  For so long as any obligations remain outstanding on the Notes, Majority in Interest for the purposes of this Agreement and the Company Documents shall mean Holders who hold not less than fifty-one percent (50.1%) of the outstanding principal amount of the Notes, excluding any principal amount of Notes held beneficially or of record by the Company.

(e)

Effect of Instruction .  The Collateral Agent shall be bound by, and subject to, any  limitation or restrictions on the exercise of its rights, powers or discretion set forth in any instruction it receives from a Majority in Interest (it being understood that a Majority in Interest shall, upon consultation with the Collateral Agent, have the right to direct and control the election, exercise and enforcement of the Holders’ rights and remedies under the Notes against the Company (including without limitation the commencement, conduct or settlement of any litigation, foreclosure or other action or proceeding, and the voting of any securities) without unduly restricting the Collateral Agent’s ability to conduct the orderly marketing and sale of any assets or securities of the Company that may be subject to sale upon foreclosure, settlement or otherwise.

4.

Power of Attorney.

(a)

To effectuate the terms and provisions hereof, the Holders hereby appoint the Collateral Agent as their attorney-in-fact (and the Collateral Agent hereby accepts such appointment) for the purpose of carrying out the provisions of this Agreement including, without limitation, taking any action on behalf of, or at the instruction of, the Majority in Interest at the written direction of the Majority in Interest and executing any consent authorized pursuant to this Agreement and taking any action and executing any instrument that the Collateral Agent may deem necessary or advisable (and lawful) to accomplish the purposes hereof.

(b)

All acts done under the foregoing authorization are hereby ratified and approved and neither the Collateral Agent nor any designee nor agent thereof shall be liable for any acts of commission or omission, for any error of judgment, for any mistake of fact or law except for acts of gross negligence or willful misconduct.

(c)

This power of attorney, being coupled with an interest, is irrevocable while this Agreement remains in effect.

5.

Expenses of the Collateral Agent.  The Holders shall pay any and all reasonable and accountable costs and expenses incurred by the Collateral Agent, including,

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without limitation, reasonable and accountable costs and expenses relating to all waivers, releases, discharges, satisfactions, modifications and amendments of this Agreement, the administration and holding of the Collateral, insurance expenses, and the enforcement, protection and adjudication of the parties' rights hereunder by the Collateral Agent, including, without limitation, the reasonable and accountable disbursements, expenses and fees of the attorneys the Collateral Agent may retain, if any, each of the foregoing in proportion to their holdings of the Notes.

6.

Reliance on Documents and Experts.  The Collateral Agent shall be entitled to rely upon any notice, consent, certificate, affidavit, statement, paper, document, writing or communication (which may be by telegram, cable, telex, telecopier, or telephone) reasonably believed by it to be genuine and to have been signed, sent or made by the proper person or persons, and upon opinions and advice of its own legal counsel, independent public accountants and other experts selected by the Collateral Agent.

7.

Duties of the Collateral Agent; Standard of Care.

(a)

The Collateral Agent's only duties are those expressly set forth in this Agreement, and the Collateral Agent hereby is authorized to perform those duties in accordance with commercially reasonable practices.  The Collateral Agent may exercise or otherwise enforce any of its rights, powers, privileges, remedies and interests under this Agreement and applicable law or perform any of its duties under this Agreement by or through its officers, employees, attorneys, or agents.

(b)

The Collateral Agent shall act in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances.

(c)

Any funds held by the Collateral Agent hereunder need not be segregated from other funds except to the extent required by law.  The Collateral Agent shall be under no liability for interest on any funds received by it hereunder.

8.

Resignation.  The Collateral Agent may resign and be discharged of its duties hereunder at any time by giving written notice of such resignation to the other parties hereto, stating the date such resignation is to take effect.  Within five (5) days of the giving of such notice, a successor collateral agent shall be appointed by the Majority in Interest; provided, however, that if the Holders are unable so to agree upon a successor within such time period, and notify the Collateral Agent during such period of the identity of the successor collateral agent, the successor collateral agent may be a person designated by the Collateral Agent, and any and all fees of such successor collateral agent shall be the joint and several obligation of the Holders.  The Collateral Agent shall continue to serve until the effective date of the resignation or until its successor accepts the appointment and receives the Collateral held by the Collateral Agent but shall not be obligated to take any action hereunder.  The Collateral Agent may deposit any Collateral with the Supreme Court of the State of New York for New York County or any such other court in New York State that accepts such Collateral.

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9.

Exculpation.  The Collateral Agent and its officers, employees, attorneys and agents, shall not incur any liability whatsoever for the holding or delivery of documents or the taking of any other action in accordance with the terms and provisions of this Agreement, for any mistake or error in judgment, for compliance with any applicable law or any attachment, order or other directive of any court or other authority (irrespective of any conflicting term or provision of this Agreement), or for any act or omission of any other person engaged by the Collateral Agent in connection with this Agreement, unless occasioned by the exculpated person's own gross negligence or willful misconduct; and each party hereto hereby waives any and all claims and actions whatsoever against the Collateral Agent and its officers, employees, attorneys and agents, arising out of or related directly or indirectly to any or all of the foregoing acts, omissions and circumstances, unless occasioned by the exculpated person’s own gross negligence or willful misconduct.

10.

Indemnification.  The Holders hereby agree to indemnify, reimburse and hold harmless the Collateral Agent and its directors, officers, employees, attorneys and agents, jointly and severally, from and against any and all claims, liabilities, losses and expenses that may be imposed upon, incurred by, or asserted against any of them, arising out of or related directly or indirectly to this Agreement or the Collateral, except such as are occasioned by the indemnified person's own gross negligence or willful misconduct.

11.

Miscellaneous.

(a)

Rights and Remedies Not Waived.  No act, omission or delay by the Collateral Agent shall constitute a waiver of the Collateral Agent's rights and remedies hereunder or otherwise.  No single or partial waiver by the Collateral Agent of any default hereunder or right or remedy that it may have shall operate as a waiver of any other default, right or remedy or of the same default, right or remedy on a future occasion.

(b)

Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of laws that would result in the application of the substantive laws of another jurisdiction .

(c)

Waiver of Jury Trial and Setoff; Consent to Jurisdiction; Etc.

(i)

In any litigation in any court with respect to, in connection with, or arising out of this Agreement or any instrument or document delivered pursuant to this Agreement, or the validity, protection, interpretation, collection or enforcement hereof or thereof, or any other claim or dispute howsoever arising, between the Collateral Agent and the Holders or any Holder, then each Holder, to the fullest extent it may legally do so, (A) waives the right to interpose any setoff, recoupment, counterclaim or cross-claim in connection with any such litigation, irrespective of the nature of such setoff, recoupment, counterclaim or cross-claim, unless such setoff, recoupment, counterclaim or cross-claim could not, by reason of any applicable federal or state procedural laws, be interposed, pleaded or alleged in any other action; and (B) WAIVES TRIAL BY JURY IN CONNECTION WITH ANY SUCH LITIGATION AND ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER

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IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.  EACH LENDER AGREES THAT THIS SECTION 11(c) IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND ACKNOWLEDGE THAT THE COLLATERAL AGENT WOULD NOT ENTER THIS AGREEMENT IF THIS SECTION 11(c) WERE NOT PART OF THIS AGREEMENT.

(ii)

Each Holder irrevocably consents to the exclusive jurisdiction of any State or Federal Court located within the County of New York, State of New York, in connection with any action or proceeding arising out of or relating to this Agreement or any document or instrument delivered pursuant to this Agreement or otherwise.  In any such litigation, each Holder waives, to the fullest extent it may effectively do so, personal service of any summons, complaint or other process and agree that the service thereof may be made by certified or registered mail directed to such Holder at its address for notice determined in accordance with Section 11(e) hereof.  Each Holder hereby waives, to the fullest extent it may effectively do so, the defenses of forum non conveniens and improper venue.

(d)

Admissibility of this Agreement.  Each of the Holders agrees that any copy of this Agreement signed by it and transmitted by telecopier for delivery to the Collateral Agent shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence.

(e)

Address for Notices. Any notice or other communication under the provisions of this Agreement shall be given in writing and delivered in person, by reputable overnight courier or delivery service, by facsimile machine (receipt confirmed) with a copy sent by first class mail on the date of transmissions, or by registered or certified mail, return receipt requested, directed to such party’s addresses set forth below (or to any new address of which any party hereto shall have informed the others by the giving of notice in the manner provided herein):

In the case of the Collateral Agent, to:

New World Merchant Partners LLC

700 White Plains Road, Suite 317

Scarsdale, New York 10583

Attention: Robert Steven Brown

Fax: 914-723-7470

In the case of the Holders, to:

To the address and telecopier number set forth on

the signature pages hereto.

(f)

Amendments and Modification; Additional Holder.  No provision hereof shall be modified, altered, waived or limited except by written instrument expressly

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referring to this Agreement and to such provision, and executed by the parties hereto.  Any transferee of a Note who acquires a Note after the date hereof will become a party hereto by signing the signature page and sending an executed copy of this Agreement to the Collateral Agent and receiving a signed acknowledgement from the Collateral Agent.

(g)

Fee.  [INTENTIONALLY LEFT BLANK]

(h)

 Counterparts/Execution.  This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.  This Agreement may be executed by facsimile signature and delivered by facsimile transmission.

(i)

Successors and Assigns.  Whenever in this Agreement reference is made to any party, such reference shall be deemed to include the successors, assigns, heirs and legal representatives of such party.  No party hereto may transfer any rights under this Agreement, unless the transferee agrees to be bound by, and comply with all of the terms and provisions of this Agreement, as if an original signatory hereto on the date hereof.

(j)

Captions: Certain Definitions.  The captions of the various sections and paragraphs of this Agreement have been inserted only for the purposes of convenience; such captions are not a part of this Agreement and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions of this Agreement.  As used in this Agreement the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

(k)

Severability.  In the event that any term or provision of this Agreement shall be finally determined to be superseded, invalid, illegal or otherwise unenforceable pursuant to applicable law by an authority having jurisdiction and venue, that determination shall not impair or otherwise affect the validity, legality or enforceability (i) by or before that authority of the remaining terms and provisions of this Agreement, which shall be enforced as if the unenforceable term or provision were deleted, or (ii) by or before any other authority of any of the terms and provisions of this Agreement.

(l)

Entire Agreement.  This Agreement contains the entire agreement of the parties and supersedes all other agreements and understandings, oral or written, with respect to the matters contained herein.

(m)

Schedules.  The Collateral Agent is authorized to annex hereto any schedules referred to herein.

[REMAINDER OF THIS PAGE INTENTIONALLY BLANK;

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SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Collateral Agent Agreement to be signed, by their respective duly authorized officers or directly, as of the date first written above.

COLLATERAL AGENT:
NEW WORLD MERCHANT PARTNERS LLC By:_______________________________________________ Name: Title:
HOLDERS:
Address: Telephone: Facsimile:	PINEWOOD TRADING FUND L.P. By: ______________________________________________ General Partner By:_______________________________________________ Name: Title:
Address: c/o Concept Capital, 10 Glenville Street, 3rd Floor, Greenwich Connecticut 06831 Telephone: Facsimile:	F. BERDON & CO. LP By:_______________________________________________ Name: Title:
COMPANY:
Address: Telephone: Facsimile:	FOSTER JENNINGS, INC. By:_______________________________________________ Name: Title:

SCHEDULE A TO COLLATERAL AGENT AGREEMENT

HOLDER	PRINCIPAL AMOUNT OF NOTE TO BE ISSUED ON THE CLOSING DATE
Pinewood Trading Fund LP	$250,000.00
Berdon Ventures Associates LLC	$170,000.00

Exhibit 7

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of The Andina Group, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 4, 2011

FOSTER JENNINGS, INC.

By:  /s/ Andrew Scherr

      Andrew Scherr, Chief Financial Officer

/s/ Scott Hartman
SCOTT HARTMAN

/s/ Andrew Scherr
ANDREW SCHERR